Dreyfus
Municipal Income, Inc.

ANNUAL REPORT September 30, 2006




Dreyfus
A Mellon Financial Company℠

Dreyfus Municipal Income, Inc.

Protecting Your Privacy
Our Pledge to You

THE FUND IS COMMITTED TO YOUR PRIVACY. On this page, you will find the Fund's policies and practices for collecting, disclosing, and safeguarding "nonpublic personal information," which may include financial or other customer information. These policies apply to individuals who purchase Fund shares for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of the Fund's consumer privacy policy, and may be amended at any time. We'll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. The Fund maintains physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. The Fund's agents and service providers have limited access to customer information based on their role in servicing your account.

THE FUND COLLECTS INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. The Fund collects a variety of nonpublic personal information, which may include:

- Information we receive from you, such as your name, address, and social security number.
- Information about your transactions with us, such as the purchase or sale of Fund shares.
- Information we receive from agents and service providers, such as proxy voting information.

THE FUND DOES NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Municipal Income, Inc., covering the 12-month period from October 1, 2005, through September 30, 2006.

After more than two years of steady and gradual increases, the Federal Reserve Board (the "Fed") held short-term interest rates unchanged at its meetings in August and September. The Fed has indicated that the U.S. economy has moved to a slower-growth phase of its cycle, as evidenced by softening housing markets in many regions of the United States. Yet, energy prices have moderated from record highs, calming fears that the economy may fall into a full-blown recession.

Most sectors of the U.S. fixed-income market rallied in anticipation of and in response to the pause in the Fed's tightening campaign, including municipal bonds. Investors apparently are optimistic that higher borrowing costs and moderating home values may wring current inflationary pressures from the economy. In addition, most states and municipalities have continued to report higher-than-expected tax receipts as a result of the recovering economy, helping to support the credit quality of many municipal bond issuers. As always, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains aligned with your current tax-managed needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 16, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph P. Darcy, Senior Portfolio Manager

How did Dreyfus Municipal Income perform during the reporting period?

For the 12-month period ended September 30, 2006, the fund achieved a total return of 5.65% (on a net asset value basis).[1] During the same period, the fund provided income dividends of $0.52 per share, which is equal to a distribution rate of 5.63%.[2]

After occasional bouts of weakness earlier in the reporting period, municipal bonds rallied during the summer of 2006 as inflation and interest-rate concerns eased. However, rising short-term interest rates earlier in the reporting period resulted in higher borrowing costs for the fund and some of the fund's seasoned, higher-coupon holdings were redeemed early by their issuers, which eroded the fund's income. Consequently, the fund's dividend was reduced in February 2006.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital from a portfolio that, under normal market conditions, invests at least 80% of the value of its net assets in municipal obligations. Under normal market conditions, the fund invests in municipal obligations which, at the time of purchase, are rated investment-grade or the unrated equivalent as determined by Dreyfus in the case of bonds, and rated in the two highest rating categories or the unrated equivalent as determined by Dreyfus in the case of short-term obligations having, or deemed to have, maturities of less than one year.

We have constructed a portfolio by looking for income opportunities through analysis of each bond's structure, including paying close attention to a bond's yield, maturity and early redemption features. Over time, many of the fund's relatively higher yielding bonds mature or are redeemed by their issuers, and we generally attempt to replace those bonds with investments consistent with the fund's investment policies, albeit with yields that reflect the then-current interest-rate environment. When we believe that an opportunity presents itself, we seek to upgrade the portfolio's investments with bonds that, in our opinion, have better structural or income characteristics than existing holdings. When such opportunities arise, we usually will look to sell bonds that are close to redemption or maturity.

What other factors influenced the fund's performance?

Early in the reporting period, the U.S. economy continued to grow robustly despite headwinds such as volatile energy prices and rising interest rates. Still, at the time, fixed-income investors appeared relatively unconcerned about inflation, helping to support returns in the municipal bond market.

Investor sentiment appeared to change in the spring of 2006, when hawkish comments by members of the Federal Reserve Board (the "Fed") and rising energy prices raised renewed inflation concerns and sparked heightened market volatility. Inflation fears subsequently eased over the summer, when evidence of softening housing markets and less impressive employment gains suggested that the rate of economic growth might be moderating. The Fed lent credence to this view when it refrained from raising short-term interest rates further at its August and September meetings, the first pauses in its tightening campaign in more than two years. As a result of these factors, municipal bonds rallied over the summer, enabling the fund to post a solidly positive total return for the reporting period overall.

Supply-and-demand factors also supported municipal bond prices. Many states and municipalities have taken in more tax revenue than they originally projected, reducing their need to borrow. As a result, municipal bond issuance volume declined compared to the same period one year earlier, even as investor demand remained robust from individuals and institutions seeking competitive levels of tax-exempt income. Consequently, investors have had more difficulty finding bonds that meet their criteria, especially in many of the higher tax states.

Throughout the reporting period, the fund continued to receive attractive levels of current income from its core holdings of seasoned securities. In addition, when making new purchases, we attempted to maximize the fund's income by emphasizing premium-structured bonds with long-term maturities, including investment-grade bonds issued on behalf of health care facilities and securities backed by clearly identified sources of tax revenue. However, some of the fund's higher-coupon holdings were redeemed early by their issuers, and we were unable to replace them with bonds with similar income characteristics. In addition, the fund's income stream was reduced by higher borrowing costs related to its leveraging strategy. The fund consequently required an adjustment to its dividend in February 2006.

What is the fund's current strategy?

In our view, the prospect of slower economic growth, benign inflation and favorable supply-and-demand dynamics may help support municipal bond prices over the foreseeable future. Accordingly, we generally have maintained the fund's focus on long-term, income-oriented municipal securities.

October 16, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Market price per share, net asset value per share and investment return fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the market price per share at the end of the period.*

SELECTED INFORMATION

September 30, 2006 (Unaudited)

Market Price per share September 30, 2006	$9.17
Shares Outstanding September 30, 2006	20,589,320
American Stock Exchange Ticker Symbol	DMF

MARKET PRICE (AMERICAN STOCK EXCHANGE)

	Fiscal Year Ended September 30, 2006			
	Quarter Ended December 31, 2005	Quarter Ended March 31, 2006	Quarter Ended June 30, 2006	Quarter Ended September 30, 2006
High	$9.35	$9.31	$8.94	$9.17
Low	8.58	8.80	8.57	8.65
Close	8.90	8.91	8.63	9.17

PERCENTAGE GAIN (LOSS) based on change in Market Price*

October 24, 1988 (commencement of operations) through September 30, 2006	212.02%
October 1, 1996 through September 30, 2006	84.02
October 1, 2001 through September 30, 2006	46.85
October 1, 2005 through September 30, 2006	3.86
January 1, 2006 through September 30, 2006	7.41
April 1, 2006 through September 30, 2006	5.78
July 1, 2006 through September 30, 2006	7.70

NET ASSET VALUE PER SHARE

October 24, 1988 (commencement of operations)	$ 9.26
September 30, 2005	9.68
December 31, 2005	9.63
March 31, 2006	9.56
June 30, 2006	9.42
September 30, 2006	9.66

PERCENTAGE GAIN (LOSS) based on change in Net Asset Value*

October 24, 1988 (commencement of operations) through September 30, 2006	254.88%
October 1, 1996 through September 30, 2006	93.05
October 1, 2001 through September 30, 2006	39.45
October 1, 2005 through September 30, 2006	5.65
January 1, 2006 through September 30, 2006	4.55
April 1, 2006 through September 30, 2006	3.84
July 1, 2006 through September 30, 2006	3.92

* *With dividends reinvested.*

STATEMENT OF INVESTMENTS

September 30, 2006

Long-Term Municipal Investments−148.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−8.7%				
Jefferson County, Limited Obligation School Warrants	5.50	1/1/21	4,000,000	4,354,640
Jefferson County, Sewer Revenue, Capital Improvement (Insured; FGIC)	5.75	2/1/09	7,500,000 [a]	7,941,450
The Board of Trustees of the University of Alabama, HR (University of Alabama at Birmingham) (Insured; MBIA)	5.88	9/1/10	4,620,000 [a]	5,052,478
Alaska−3.5%				
Alaska Housing Finance Corp., General Mortgage Revenue (Insured; MBIA)	6.05	6/1/39	6,845,000	7,053,225
Arkansas−1.5%				
Independence County, PCR (Entergy Arkansas Inc. Project)	5.00	1/1/21	3,000,000	3,071,070
California−13.5%				
ABAG Financial Authority for Nonprofit Corps., Insured Revenue, COP (Odd Fellows Home of California)	6.00	8/15/24	5,000,000	5,128,850
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	5,000,000	5,003,250
California Educational Facilities Authority, Revenue (Mills College)	5.00	9/1/34	2,000,000	2,056,760
California Health Facilities Financing Authority, Revenue (Sutter Health)	6.25	8/15/35	2,500,000	2,756,075
California Housing Finance Agency, Home Mortgage Revenue	4.80	8/1/36	2,500,000	2,516,125
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	3,545,000 [a]	3,946,436

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/20	1,455,000	1,596,848
Golden State Tobacco Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.80	6/1/42	3,000,000	3,662,550
Colorado—7.8%				
Colorado Springs, HR	6.38	12/15/10	2,835,000 [a]	3,156,999
Colorado Springs, HR	6.38	12/15/30	2,890,000	3,152,007
Denver City and County, Special Facilities Airport Revenue (United Airlines Project)	6.88	10/1/32	2,480,000 [b]	3,168,200
University of Northern Colorado Board of Trustees, Auxiliary Facilities System Revenue (Insured; FSA)	6.02	6/1/35	5,500,000 [c,d]	6,088,500
District of Columbia—1.6%				
District of Columbia, Revenue (Catholic University America Project) (Insured; AMBAC)	5.63	10/1/29	2,080,000	2,206,048
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA, GNMA and GIC; Trinity Funding)	7.45	12/1/30	895,000	901,328
Florida—1.4%				
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	30,000 [a]	32,281
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,470,000	1,560,376
South Lake County Hospital District, Revenue (South Lake Hospital Inc.)	5.80	10/1/34	1,095,000	1,143,552

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia−.5%				
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.25	9/1/19	1,000,000	1,064,420
Illinois−10.4%				
Chicago (Insured; FGIC)	6.13	7/1/10	3,685,000 a	4,048,599
Chicago (Insured; FGIC)	6.13	7/1/10	315,000 a	346,081
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.75	3/1/10	65,000	65,667
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	5,800,000 a	6,355,640
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,000,000 a	7,609,630
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	2,000,000 a	2,215,080
Indiana−1.4%				
Franklin Township School Building Corp., First Mortgage	6.13	7/15/10	2,500,000 a	2,771,475
Kansas−1.3%				
Unified Government of Wyandotte County/Kansas City, Tax-Exempt Sales Tax Special Tax Obligation Revenue (Redevelopment Project Area B)	5.00	12/1/20	2,500,000	2,607,250
Maryland−4.9%				
Maryland Economic Development Corp., Student Housing Revenue (University of Maryland, College Park Project)	5.63	6/1/13	2,000,000 a	2,219,680

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland (continued)				
Maryland Health and Higher Educational Facilities Authority, Revenue (The John Hopkins University Issue)	6.00	7/1/09	7,000,000 a	7,514,290
Massachusetts−9.1%				
Massachusetts Bay Transportation Authority, Assessment	5.00	7/1/14	5,000,000 a	5,457,400
Massachusetts Development Finance Agency, SWDR (Dominion Energy Brayton Point Issue)	5.00	2/1/36	2,000,000	2,052,260
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health)	6.00	7/1/31	2,500,000	2,712,900
Massachusetts Housing Finance Agency, SFHR	5.00	12/1/31	2,500,000	2,559,875
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	5,235,000	5,274,838
Michigan−3.5%				
Hancock Hospital Finance Authority, Mortgage Revenue (Portgage Health) (Insured; MBIA)	5.45	8/1/47	2,200,000	2,261,094
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,785,000	4,784,569
Minnesota−1.4%				
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/10	2,420,000 a	2,696,219
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/29	80,000	86,820

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Mississippi—3.0%				
Mississippi Business Finance Corp., PCR (System Energy Resource Inc. Project)	5.88	4/1/22	6,000,000	6,029,280
Missouri—4.1%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.00	6/1/35	2,500,000	2,551,850
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (BJC Health System)	5.25	5/15/32	2,500,000	2,635,275
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	2,500,000 [a]	2,773,350
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.30	9/1/25	180,000	182,011
Nevada—2.2%				
Clark County, IDR (Southwest Gas Corp. Project) (Insured; AMBAC)	6.10	12/1/38	4,000,000	4,344,000
New Jersey—.9%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/31	1,610,000	1,695,153
New Mexico—2.4%				
Farmington, PCR (Public Service Co. of New Mexico San Juan Project)	6.30	12/1/16	3,000,000	3,070,440
New Mexico Mortgage Finance Authority, Single Family Mortgage Program (Collateralized: FHLMC and GNMA)	6.85	9/1/31	1,660,000	1,674,326

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York—2.3%				
Long Island Power Authority, Electric System Revenue	5.00	9/1/27	1,500,000	1,567,260
New York State Dormitory Authority, Catholic Health Services of Long Island Obligated Group Revenue (Saint Francis Hospital Project)	5.00	7/1/27	2,930,000	3,020,947
North Carolina—3.2%				
Gaston County Industrial Facilities and Pollution Control Financing Authority, Exempt Facilities Revenue (National Gypsum Co. Project)	5.75	8/1/35	1,500,000	1,589,310
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.13	1/1/26	3,000,000	3,118,440
North Carolina Housing Finance Agency, Home Ownership Revenue	6.25	1/1/29	1,525,000	1,577,124
Ohio—4.7%				
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth System Project)	6.13	2/15/09	5,000,000 [a]	5,334,500
Ohio Housing Finance Agency, Residential Mortgage Revenue (Collateralized; GNMA)	5.75	9/1/30	105,000	105,879
Rickenbacker Port Authority, Capital Funding Revenue (OASBO Expanded Asset Pooled)	5.38	1/1/32	3,590,000	3,988,418
Oklahoma—1.3%				
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/29	2,500,000	2,643,950
Pennsylvania—7.8%				
Delaware County Industrial Development Authority, Water Facilities Revenue (Aqua Pennsylvania, Inc. Project) (Insured; FGIC)	5.00	11/1/38	3,375,000	3,512,396

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Pennsylvania Economic Development Financing Authority, RRR (Northampton Generating Project)	6.60	1/1/19	3,500,000	3,541,160
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	5.88	12/1/31	7,750,000	8,389,220
South Carolina–10.8%				
Lancaster Educational Assistance Program, Inc., Installment Purchase Revenue (The School District of Lancaster County, South Carolina, Project)	5.00	12/1/26	5,000,000	5,141,500
Medical University of South Carolina, Hospital Facilities Revenue	6.00	7/1/09	2,500,000 [a]	2,679,575
Piedmont Municipal Power Agency, Electric Revenue	5.25	1/1/21	3,500,000	3,562,405
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	2,500,000	2,637,750
Tobacco Settlement Revenue Management Authority, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/28	2,900,000	3,128,143
Tobacco Settlement Revenue Management Authority, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/30	3,750,000	4,311,525
Texas–13.4%				
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue Improvement (Insured; FSA)	5.00	11/1/35	2,500,000	2,532,700
Gregg County Health Facilities Development Corp., HR (Good Shephard Medical Center Project) (Insured; Radian)	6.38	10/1/25	2,500,000	2,741,500

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Harris County Health Facilities Development Corp., HR (Memorial Hermann Healthcare System)	6.38	6/1/11	3,565,000 [a]	4,011,980
Industrial Development Corp. of Port of Corpus Christi, Revenue (Valero Refining and Marketing Co. Project)	5.40	4/1/18	2,350,000	2,431,686
Port of Corpus Christi Authority of Nueces County, Revenue (Union Pacific Corp. Project)	5.65	12/1/22	4,500,000	4,723,380
Sabine River Authority, PCR (TXU Energy Co. LLC Project)	6.15	8/1/22	2,500,000	2,717,850
Texas (Veterans Housing Assistance Program) (Collateralized; FHA)	6.10	6/1/31	7,000,000	7,377,510
Utah−.1%				
Utah Housing Finance Agency, Single Family Mortgage (Collateralized; FHA)	6.00	1/1/31	235,000	239,472
Vermont−1.1%				
Vermont Educational and Health Buildings Financing Agency, Revenue (Saint Michael's College Project)	6.00	10/1/28	1,500,000	1,682,400
Vermont Housing Finance Agency, Single Family Housing (Insured; FSA)	6.40	11/1/30	565,000	572,531
Washington−2.7%				
Washington Higher Educational Facilities Authority, Revenue (Whitman College)	5.88	10/1/09	5,000,000 [a]	5,331,550

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
West Virginia—3.8%				
Braxton County, SWDR (Weyerhaeuser Co. Project)	5.80	6/1/27	7,450,000	7,635,505
Wisconsin—5.1%				
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	2,500,000	2,802,975
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc,)	5.60	2/15/29	4,975,000	5,164,747
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	2,000,000	2,109,700
Wyoming—.8%				
Sweetwater County, SWDR (FMC Corp. Project)	5.60	12/1/35	1,500,000	1,583,865
U.S. Related—7.9%				
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	6.10	7/1/38	4,000,000 c,d	4,227,720
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	6.10	7/1/38	5,000,000 c,d	5,284,650
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/46	2,000,000	2,060,440
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	5.96	7/1/15	4,000,000 c,d	4,225,800
Total Long-Term Municipal Investments (cost $275,403,066)				**294,515,983**

Short-Term Municipal Investment−.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Montana;				
Montana Facility Finance Authority, Revenue (Sisters of Charity of Leavenworth Health System) (Liquidity Facility; JPMorgan Chase Bank) (cost $700,000)	3.89	10/1/06	700,000 e	**700,000**
Total Investments (cost $276,103,066)			**148.5%**	**295,215,983**
Cash And Receivables (Net)			**1.8%**	**3,623,316**
Preferred Stock, at redemption value			**(50.3%)**	**(100,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**198,839,299**

a   *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b   *Non-income producing security; interest payments in default.*

c   *Inverse floater security—the interest rate is subject to change periodically.*

d   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities amounted to $19,826,670 or 10.0% of net assets applicable to common shareholders.*

e   *Securities payable on demand. Variable interest rate—subject to periodic change.*

f   *At September 30, 2006, the fund had $52,222,206 or 26.3% of net assets applicable to common shareholders invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	23.1
AA		Aa		AA	16.8
A		A		A	29.9
BBB		Baa		BBB	25.7
B		B		B	1.2
Not Rated g		Not Rated g		Not Rated g	3.3
					100.0

† *Based on total investments.*

g *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2006

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	276,103,066	295,215,983
Cash		76,131
Interest receivable		4,723,044
Prepaid expenses		13,201
		300,028,359
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		189,071
Dividends payable to Common Shareholders		844,162
Dividends payable to Preferred Shareholders		29,229
Commissions payable		14,130
Accrued expenses		112,468
		1,189,060
Auction Preferred Stock, Series A and B, par value $.001 per share (4,000 shares issued and outstanding at $25,000 per share liquidation preference)—Note 1		100,000,000
Net Assets applicable to Common Shareholders ($)		**198,839,299**
Composition of Net Assets ($):		
Common Stock, par value, $.001 per share (20,589,320 shares issued and outstanding)		20,589
Paid-in capital		185,575,995
Accumulated distributions in excess of investment income—net		(139,676)
Accumulated net realized gain (loss) on investments		(5,730,526)
Accumulated net unrealized appreciation (depreciation) on investments		19,112,917
Net assets applicable to Common Shareholders		**198,839,299**
Shares Outstanding		
(110 million shares authorized)		20,589,320
Net Asset Value, per share of Common Stock ($)		**9.66**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year ended September 30, 2006

Investment Income ($):	
Interest Income	**16,075,439**
Expenses:	
Management fee–Note 3(a)	2,078,278
Commission fees–Note 1	266,456
Professional fees	73,098
Shareholders' reports	59,313
Shareholder servicing costs–Note 3(b)	44,360
Custodian fees–Note 3(b)	37,231
Registration fees	16,667
Directors' fees and expenses–Note 3(c)	10,256
Interest expense–Note 2	852
Miscellaneous	36,872
Total Expenses	**2,623,383**
Investment Income-Net	**13,452,056**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	553,292
Net unrealized appreciation (depreciation) on investments	(804,643)
Net Realized and Unrealized Gain (Loss) on Investments	**(251,351)**
Dividends on Preferred Stock	**(3,125,231)**
Net Increase in Net Assets Resulting from Operations	**10,075,474**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2006	2005
Operations ($):		
Investment income–net	13,452,056	13,930,895
Net realized gain (loss) on investments	553,292	238,665
Net unrealized appreciation (depreciation) on investments	(804,643)	4,113,220
Dividends on Preferred Stock	(3,125,231)	(1,996,049)
Net Increase (Decrease) in Net Assets Resulting from Operations	**10,075,474**	**16,286,731**
Dividends to Common Shareholders from ($):		
Investment income–net	**(10,624,089)**	**(12,677,010)**
Capital Stock Transactions ($):		
Dividends reinvested	**–**	**383,217**
Total Increase (Decrease) in Net Assets	**(548,615)**	**3,992,938**
Net Assets ($):		
Beginning of Period	199,387,914	195,394,976
End of Period	**198,839,299**	**199,387,914**
Undistributed (distributions in excess of) investment income–net	(139,676)	169,528
Capital Share Transactions (Shares):		
Increase in Shares Outstanding as a Result of Dividends Reinvested	**–**	**40,170**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements, and with respect to common stock, market price data for the fund's common shares.

	Year Ended September 30,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	9.68	9.51	9.51	9.78	9.66
Investment Operations:					
Investment income−net[a]	.65	.68	.69	.72	.76
Net realized and unrealized gain (loss) on investments	.00[b]	.21	.09	(.24)	.00[b]
Dividends on Preferred Stock from investment income−net	(.15)	(.10)	(.06)	(.07)	(.08)
Total from Investment Operations	.50	.79	.72	.41	.68
Distributions to Common Shareholders:					
Dividends from investment income−net	(.52)	(.62)	(.72)	(.68)	(.56)
Net asset value, end of period	9.66	9.68	9.51	9.51	9.78
Market value, end of period	9.17	9.35	10.25	9.69	9.60
Total Return (%)[c]	3.86	(2.58)	14.08	8.48	17.28

	Year Ended September 30,				
	2006	2005	2004	2003	2002
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets applicable to Common Stock d	1.33	1.32	1.31	1.33	1.33
Ratio of net investment income to average net assets applicable to Common Stock d	6.83	7.03	7.29	7.60	7.93
Ratio of total expenses to total average net assets	.88	.88	.87	.88	.87
Ratio of net investment income to total average net assets	4.53	4.67	4.81	5.02	5.23
Portfolio Turnover Rate	10.09	12.62	6.72	9.88	5.32
Asset coverage of Preferred Stock, end of period	300	299	295	294	299
Net Assets, net of Preferred Stock, end of period ($ x 1,000)	198,839	199,388	195,395	194,390	199,361
Preferred Stock outstanding, end of period ($ x 1,000)	100,000	100,000	100,000	100,000	100,000

a   *Based on average shares outstanding at each month end.*

b   *Amount represents less than $.01 per share.*

c   *Calculated based on market value.*

d   *Does not reflect the effect of dividends to Preferred Stockholders.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Income, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified closed-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The fund's Common Stock trades on the American Stock Exchange under the ticker symbol DMF.

The fund has outstanding 2,000 shares of Series A and 2,000 shares of Series B Auction Preferred Stock ("APS"), with a liquidation preference of $25,000 per share (plus an amount equal to accumulated but unpaid dividends upon liquidation). APS dividend rates are determined pursuant to periodic auctions. Deutsche Bank Trust Company America, as Auction Agent, receives a fee from the fund for its services in connection with such auctions. The fund also compensates broker-dealers generally at an annual rate of .25% of the purchase price of the shares of APS placed by the broker-dealer in an auction.

The fund is subject to certain restrictions relating to the APS. Failure to comply with these restrictions could preclude the fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the mandatory redemption of APS at liquidation value.

The holders of the APS, voting as a separate class, have the right to elect at least two directors. The holders of the APS will vote as a separate class on certain other matters, as required by law. The fund has designated Whitney I. Gerard and George L. Perry to represent holders of APS on the fund's Board of Directors.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in municipal debt securities are valued on the last business day of each week and month by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on the last business day of each week and month.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

(c) Dividends to shareholders of Common Stock ("Common Shareholder(s)"): Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

For Common Shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) as defined in the dividend reinvestment plan.

On September 28, 2006, the Board of Directors declared a cash dividend of $.041 per share from investment income-net, payable on November 1, 2006 to Common Shareholders of record as of the close of business on October 16, 2006.

(d) Dividends to shareholders of APS: For APS, dividends are currently reset every 7 days for Series A and Series B. The dividend rates in effect at September 30, 2006 were as follows: Series A 3.54% and Series B 3.59%.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than–not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At September 30, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $739,082, accumulated capital losses $5,820,963 and unrealized appreciation $19,203,354.

The accumulated capital losses are available to be applied against future net securities profits, if any, realized subsequent to September 30, 2006. If not applied, $356,456 of the carryover expires in fiscal 2008, $619,742 expires in fiscal 2009, $1,413,550 expires in fiscal 2010, $360,799 expires in fiscal 2011 and $3,070,416 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended September 30, 2006 and September 30, 2005, were as follows: tax exempt income $13,749,320 and $14,673,059, respectively.

During the period ended September 30, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income–net by $11,939 and increased net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily borrowings outstanding under the line of credit during the period ended September 30, 2006, was approximately $20,300 with a related weighted average annualized interest rate 4.20%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .70% of the value of the fund's average daily net assets, inclusive of the outstanding auction preferred stock, and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, interest on borrowings, brokerage fees and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the fund, the fund may deduct from payments to be made to the Manager, or the Manager will bear, the amount of such excess to the extent required by state law. During the period ended September 30, 2006, there was no expense reimbursement pursuant to the Agreement.

(b) The fund compensates Mellon Bank, N.A. ("Mellon"), an affiliate of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2006, the fund was charged $14,916 pursuant to the transfer agency agreement.

The fund compensates Mellon under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2006, the fund was charged $37,231 pursuant to the custody agreement.

During the period ended September 30, 2006, the fund was charged $4,374 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $171,615, chief compliance officer fees $2,274, custodian fees $4,470 and transfer agency per account fees $10,712.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2006, amounted to $29,802,533 and $29,124,920, respectively.

At September 30, 2006, the cost of investments for federal income tax purposes was $276,012,629; accordingly, accumulated net unrealized appreciation on investments was $19,203,354, consisting of $19,334,197 gross unrealized appreciation and $130,843 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Municipal Income, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Municipal Income, Inc., including the statement of investments, as of September 30, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of September 30, 2006. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Municipal Income, Inc. at September 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
November 6, 2006

Dividend Reinvestment Plan

Under the fund's Dividend Reinvestment Plan (the "Plan"), a Common Shareholder who has fund shares registered in his name will have all dividends and distributions reinvested automatically by Mellon, as Plan agent (the "Agent"), in additional shares of the fund at the lower of prevailing market price or net asset value (but not less than 95% of market value at the time of valuation) unless such Common Shareholder elects to receive cash as provided below. If market price is equal to or exceeds net asset value, shares will be issued at net asset value. If net asset value exceeds market price or if a cash dividend only is declared, the Agent, as agent for the Plan participants, will buy fund shares in the open market. A Plan participant is not relieved of any income tax that may be payable on such dividends or distributions.

A Common Shareholder who owns fund shares registered in nominee name through his broker/dealer (i.e., in "street name") may not participate in the Plan, but may elect to have cash dividends and distributions reinvested by his broker/dealer in additional shares of the fund if such service is provided by the broker/dealer; otherwise such dividends and distributions will be treated like any other cash dividend or distribution.

A Common Shareholder who has fund shares registered in his name may elect to withdraw from the Plan at any time for a $5.00 fee and thereby elect to receive cash in lieu of shares of the fund. Changes in elections must be in writing, sent to Mellon, c/o ChaseMellon Shareholder Services, Shareholder Investment Plan, P.O. Box 3338, South Hackensack, New Jersey 07606, should include the shareholder's name and address as they appear on the Agent's records and will be effective only if received more than ten business days prior to the record date for any distribution.

The Agent maintains all Common Shareholder accounts in the Plan and furnishes written confirmations of all transactions in the account. Shares in the account of each Plan participant will be held by the Agent in non-certificated form in the name of the participant, and each such participant's proxy will include those shares purchased pursuant to the Plan.

The fund pays the Agent's fee for reinvestment of dividends and distributions. Plan participants pay a pro rata share of brokerage commissions incurred with respect to the Agent's open market purchases in connection with the reinvestment of dividends or distributions.

The fund reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to notice of the change sent to Plan participants at least 90 days before the record date for such dividend or distribution. The Plan also may be amended or terminated by the Agent on at least 90 days' written notice to Plan participants.

Managed Dividend Policy

The fund's dividend policy is to distribute substantially all of its net investment income to its shareholders on a monthly basis. In order to provide shareholders with a more consistent yield to the current trading price of shares of Common Stock of the fund, the fund may at times pay out less than the entire amount of net investment income earned in any particular month and may at times in any month pay out such accumulated but undistributed income in addition to net investment income earned in that month. As a result, the dividends paid by the fund for any particular month may be more or less than the amount of net investment income earned by the fund during such month.

Benefits and Risks of Leveraging

The fund utilizes leverage to seek to enhance the yield and net asset value of its Common Stock. These objectives cannot be achieved in all interest rate environments. To leverage, the fund issues Preferred stock, which pays dividends at prevailing short-term interest rates, and invests the proceeds in long-term municipal bonds. The interest earned on these investments is paid to Common Shareholders in the form of dividends, and the value of these portfolio holdings is reflected in the per share net asset value of the fund's common stock. In order to benefit Common shareholders, the yield curve must be positively sloped: that is, short-term interest rates must be lower than long-term interest rates. At the same time, a period of generally declining interest rates will benefit Common Shareholders. If either of these conditions change, then the risk of leveraging will begin to outweigh the benefits.

Supplemental Information

During the period ended September 30, 2006, there were: (i) no material changes in the fund's investment objectives or fundamental investment policies, (ii) no changes in the fund's charter or by-laws that would delay or prevent a change of control of the fund, (iii) no material changes in the principal risk factors associated with investment in the fund, and (iv) no change in the person primarily responsible for the day-to-day management of the fund's portfolio.

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended September 30, 2006 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

PROXY RESULTS (Unaudited)

Holders of Common Stock and holders of Auction Preferred Stock ("APS") voted together as a single class on the following proposals presented at the annual shareholders' meeting held on May 11, 2006 as follows:

	Shares	
	For	Authority Withheld
To elect two Class I Directors:†		
Clifford L. Alexander, Jr.	17,563,434	358,393
David W. Burke	17,552,829	368,998
To elect one Class II Director:††		
Lucy Wilson Benson	17,540,335	381,492

†   *The terms of these Class I Directors expire in 2009.*
†† *The term of the Class II Director expires in 2007.*

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on July 11 and 12, 2006, the Board considered the re-approval for an annual period (through August 31, 2007) of the fund's Management Agreement, pursuant to which Dreyfus provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives noted the fund's closed-end structure, the relationships Dreyfus has with various intermediaries complex-wide and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing services to intermediaries and shareholders.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of closed-end leveraged general municipal debt funds (the "Performance Group") and to a larger universe of funds, consisting of all closed-end leveraged general municipal debt funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of

investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended May 31, 2006. The Board noted that the fund's yield for one-year periods ended May 31st for 1997 – 2006 variously was above and below the Performance Group and Performance Universe medians, measured on both a net asset value basis and a market price basis. The Board members noted that the fund's total return performance based on net asset value was at or above the Performance Group and Performance Universe medians for all periods (except the 10-year comparison to the Performance Universe), while market price total return was variously at, above and below the Performance Group and below the Performance Universe medians for the periods. Dreyfus also provided a comparison of the fund's calendar year total returns to the returns of its Lipper category average.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of advisory fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's management fee was at or above the Expense Group and Expense Universe medians based on either common shares alone or common and preferred shares together. The fund's expense ratios based on common shares alone and based on common and preferred shares together were approximately equal to the corresponding medians of the Expense Group, although higher than Expense Group and Expense Universe medians.

Representatives of Dreyfus noted the other closed-end funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies and included in the fund's Lipper category (the "Similar Funds"), and stated that there were no other funds or accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services. It was noted that a discussion of economies of scale is predicated on increasing assets and that because the fund is a closed-end fund without daily inflows and outflows of capital there were not at this time significant economies of scale to be realized by Dreyfus in managing the fund's assets. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

• The Board was generally satisfied with the fund's overall performance.

• The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

• The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)
Current term expires in 2008

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 189

Clifford L. Alexander, Jr. (73)
Board Member (2003)
Current term expires in 2009

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 60

Lucy Wilson Benson (79)
Board Member (1988)
Current term expires in 2007

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 37

David W. Burke (70)
Board Member (1994)
Current term expires in 2009

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 80

Whitney I. Gerard (71)
Board Member (1988)
Current term expires in 2007

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 35

George L. Perry (72)
Board Member (1989)
Current term expires in 2008

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 35

The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166.
Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

JOSEPH P. DARCY, Executive Vice President.

Executive Vice President of the Fund, Senior Portfolio Manager – Dreyfus Municipal Securities, and an officer of 1 other investment company (comprised of 1 portfolio) managed by the Manager. He is 49 years old and has been an employee of the Manager since May 1994.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

NOTES

OFFICERS AND DIRECTORS
Dreyfus Municipal Income, Inc.

200 Park Avenue
New York, NY 10166

Directors

Joseph S. DiMartino, Chairman
Clifford L. Alexander, Jr.
Lucy Wilson Benson
David W. Burke
Whitney I. Gerard★
Arthur A. Hartman
George L. Perry★

★ *Auction Preferred Stock Directors*

Officers

President
   Stephen E. Canter
Vice President
   Mark N. Jacobs
Executive Vice President
   Joseph P. Darcy
Vice President and Secretary
   Michael A. Rosenberg
Vice President and Assistant Secretaries
   James Bitetto
   Joni Lacks Charatan
   Joseph M. Chioffi
   Janette E. Farragher
   John B. Hammalian
   Robert R. Mullery
   Jeff Prusnofsky
Treasurer
   James Windels
Assistant Treasurers
   Erik D. Naviloff
   Robert Robol
   Robert Svagna
   Gavin C. Reilly
Chief Compliance Officer
   Joseph W. Connolly

Portfolio Managers

Joseph P. Darcy
A. Paul Disdier
Douglas J. Gaylor
Joseph A. Irace
Colleen A. Meehan
W. Michael Petty
Bill Vasiliou
James Welch
Monica S. Wieboldt

Investment Adviser

The Dreyfus Corporation

Custodian

Mellon Bank, N.A.

Counsel

Stroock & Stroock & Lavan LLP

Transfer Agent, Dividend Disbursing Agent and Registrar

Mellon Bank N.A. (Common Stock)
Deutsche Bank Trust Company America
(Auction Preferred Stock)

Auction Agent

Deutsche Bank Trust Company America
(Auction Preferred Stock)

Stock Exchange Listing

AMEX Symbol: DMF

Initial SEC Effective Date

10/21/88

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—National Municipal Bond Funds" every Sunday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

Dreyfus
Municipal Income, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent
and Registrar
(Common Stock)

Mellon Bank, N.A.
85 Challenger Road
Ridgefield Park, NJ 07660

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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